UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Just Energy Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48213W95

(CUSIP Number)

June 3, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 48213W95	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS

Ronald V. Joyce
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 18,582,348*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 18,582,348*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,582,348

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.68%

12.	TYPE OF REPORTING PERSON
IN

* Includes shares that may be deemed to be beneficially owned by Jetport Inc. and The Joyce Foundation

13G

CUSIP No. 48213W95	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS

Jetport Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 17,582,348
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 17,582,348

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,582,348

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12%

12.	TYPE OF REPORTING PERSON
HC, CO

CUSIP No. 48213W95	Page 4 of 8 pages

13G

ITEM 1.

(a) Name of Issuer:

Just Energy Group Inc. (“Just Energy”)

(b) Address of Issuer's Principal Executive Offices:

6345 Dixie Road, Mississauga, Ontario, Canada, L5T 2E6

ITEM 2.

(a) Name of Person Filing:

(i) Ronald V. Joyce

(ii) Jetport Inc.

(b) Address of Principal Business Office, or if None, Residence:

(i) and (ii) 4050 Appleby Line, Burlington, Ontario, Canada, L7R 3X4;

(c) Citizenship:

Canada

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 48213W95

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 48213W95	Page 5 of 8 pages

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The reporting persons may be deemed to beneficially own 17,582,348 shares of common stock of Just Energy.

Ronald Joyce may be deemed the indirect beneficial owner of 18,582,348 shares of common stock, which includes 17,582,348 shares beneficially owned by Jetport Inc. (which Mr. Joyce is directly or indirectly the controlling shareholder) and 1,000,000 shares held by The Joyce Foundation. Mr. Joyce disclaims beneficial ownership of the 1,000,000 shares held by The Joyce Foundation because voting and investments with respect to such shares are made by a majority of the board of trustees of the Foundation.

(b) Percent of class:

The reporting persons collectively may be deemed to beneficially own 12.68% of the outstanding common stock of Just Energy as of May 15, 2015. Percentage amounts are calculated based upon 146,559,176 shares of common stock outstanding as of May 15, 2015 as reflected in the Form 6-K filed by Just Energy with the Securities and Exchange Commission on May 15, 2015.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses on Item 8 on the cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 48213W95	Page 6 of 8 pages

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2015

Ronald V. Joyce

Name: Ronald V. Joyce

Jetport Inc.

By: Ronald V. Joyce

CUSIP No. 48213W95	Page 7 of 8 pages

Exhibit Index

Schedule 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement

CUSIP No. 48213W95	Page 8 of 8 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G and any amendments with respect to the common stock of Just Energy Group Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated June 4, 2015

/s/ Ronald V. Joyce

Name: Ronald V. Joyce

JETPORT INC.

By: /s/ Ronald V. Joyce

Name: Ronald V. Joyce

Chief Executive Officer